82-3760

02 SEP 13 AM 11:29

PROFIT ANNOUNCEMENT

SUPPL

# VENFIN LIMITED

Registration number 1948/031037/06
ISIN ZAE000026498 Share Code VNF



# AUDITED CONSOLIDATED RESULTS FOR THE FIFTEEN MONTHS ENDED 30 JUNE 2002

dlw 9/18

# VENFIN LIMITED

## ABRIDGED CONSOLIDATED BALANCE SHEET

| | **30 June 2002 R million** | 31 March 2001 R million |
|---|---|---|
| **ASSETS** | | |
| Property, plant and equipment | **1** | 1 |
| Goodwill and patents | **137** | 132 |
| Investments - Associated companies* | **6 451** | 4 263 |
| - Other | **1 885** | 1 435 |
| Current assets | **920** | 1 246 |
| **Total assets** | **9 394** | 7 077 |
| **EQUITY AND LIABILITIES** | | |
| Interest of own members | **9 335** | 7 031 |
| Current liabilities | **59** | 46 |
| **Total equity and liabilities** | **9 394** | 7 077 |

*Includes one-third interest in R&V Holdings Limited (R&V). VenFin's attributable interest in the cash of R&V amounts to R2 992 million (31 March 2001: R2 590 million).

# VENFIN LIMITED

## ABRIDGED CONSOLIDATED INCOME STATEMENT

| | Fifteen months ended 30 June 2002 R million | Twelve months ended 31 March 2001 R million |
|---|---|---|
| **Revenue** | **274** | 126 |
| Operating loss | **(55)** | (16) |
| Net interest income | **156** | 82 |
| Profit from operations | **101** | 66 |
| Amortisation of goodwill | **(129)** | (25) |
| Impairment of goodwill | **(21)** | - |
| Impairment of investments | **(252)** | - |
| Equity adjustment: | | |
| Share of net profit before taxation of associated companies | **832** | 685 |
| Exceptional items | **(75)** | (123) |
| Profit before taxation | **456** | 603 |
| Taxation | **(223)** | (160) |
| **NET PROFIT** | **233** | 443 |
| ***Reconciliation of headline earnings:*** | | |
| **BASIC EARNINGS** – net profit | **233** | 443 |
| Plus/(minus) – attributable to own members: | | |
| - Exceptional items | **72** | 123 |
| - Amortisation of goodwill | **129** | 25 |
| - Impairment of goodwill and investments | **273** | - |
| - Tax effect | ***** | (5) |
| **HEADLINE EARNINGS** | **707** | 586 |
| ***Reconciliation of pro forma headline earnings:*** | | |
| **HEADLINE EARNINGS** – reported | **707** | 586 |
| Adjustment relating to e-tv | **(95)** | (77) |
| **PRO FORMA HEADLINE EARNINGS** | **612** | 509 |

**Amount smaller than R500 000*

## EARNINGS PER SHARE

| | | |
|---|---|---|
| **HEADLINE EARNINGS (cents)** | **135.7** | 112.3 |
| - DILUTED | **135.5** | 112.3 |
| **BASIC EARNINGS (cents)** | **44.7** | 84.9 |
| - DILUTED | **44.7** | 84.9 |
| **PRO FORMA HEADLINE EARNINGS (cents)** | **117.5** | 97.5 |
| - DILUTED | **117.3** | 97.5 |

# VENFIN LIMITED

## ABRIDGED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

| | **Fifteen months ended 30 June 2002 R million** | Twelve months ended 31 March 2001 R million |
|---|---|---|
| Opening balance | **7 031** | 3 999 |
| Adjustment relating to redemption of British American Tobacco Plc preference shares | **-** | 2 337 |
| Net profit for the period | **233** | 443 |
| Exchange rate adjustments | **2 296** | 235 |
| Change in reserves of associated companies | **(88)** | 17 |
| Shares in VenFin Limited acquired by wholly-owned subsidiary | **(137)** | - |
| Interest of own members | **9 335** | 7 031 |

## ABRIDGED CONSOLIDATED CASH FLOW STATEMENT

| | **Fifteen months ended 30 June 2002 R million** | Twelve months ended 31 March 2001 R million |
|---|---|---|
| Cash generated from operations | **141** | 505 |
| Net interest received | **156** | 82 |
| Taxation paid | **(32)** | (2) |
| Dividends received | **176** | 19 |
| Net cash inflow from operating activities | **441** | 604 |
| Investing activities | **(578)** | (294) |
| Net increase/(decrease) in cash and cash equivalents | **(137)** | 310 |
| Cash and cash equivalents at the beginning of the period | **997** | 687 |
| Cash and cash equivalents at the end of the period | **860** | 997 |

# VENFIN LIMITED

## ADDITIONAL INFORMATION

| | 30 June 2002 | 31 March 2001 |
|---|---|---|
| ***Shares in issue*** | | |
| - Ordinary shares of 1 cent each | **486 493 650** | 486 493 650 |
| - Unlisted B ordinary shares of 10 cents each | **35 506 352** | 35 506 352 |
| Total shares in issue | **522 000 002** | 522 000 002 |
| - Shares held in treasury (ordinary shares of 1 cent each) | **(7 400 000)** | - |
| | **514 600 002** | 522 000 002 |
| ***Weighted shares in issue*** | **521 049 542** | 522 000 002 |

- In determining the headline earnings, basic earnings and pro forma headline earnings per share the total weighted number of shares in issue was taken into account.
- In determining the diluted headline earnings, basic earnings and pro forma headline earnings per share the weighted number of shares in issue was adjusted for the dilutive effect of the Company's long-term share incentive scheme.

| | 30 June 2002 | 31 March 2001 |
|---|---|---|
| **Net asset value per share** (Rand) | | |
| - At book value | **R18.14** | R13.47 |
| - At market value and directors' valuation* of investments | **R27.11** | R25.48 |

(*Refer to note under Annexure B)

| | R million | R million |
|---|---|---|
| **Listed investments** | | |
| ***Associated*** | | |
| - Book value | **132** | 13 |
| - Market value | **107** | 107 |
| ***Other*** | | |
| - Book value | **1 706** | 1 197 |
| - Market value | **2 606** | 1 808 |
| **Unlisted investments** | | |
| ***Associated*** | | |
| - Book value | **6 319** | 4 250 |
| - Directors' valuation* | **10 189** | 9 934 |
| ***Other*** | | |
| - Book value | **179** | 238 |
| - Directors' valuation* | **179** | 238 |

(*Refer to note under Annexure B)

| | | |
|---|---|---|
| **Capital commitments** | **20** | - |
| (Including amounts authorised, but not yet contracted) | | |

| ADDITIONAL INFORMATION (CONTINUED) | **Fifteen months ended 30 June 2002 R million** | Twelve months ended 31 March 2001 R million |
|---|---|---|
| **Dividends received** | | |
| Dividends included in operating profit | **29** | 17 |
| Dividends from associated companies | **85** | 66 |
| **Exceptional items** | | |
| Exceptional items of subsidiary companies consist of the following: | | |
| - Impairment of loan to e-tv | **(95)** | (77) |
| - Costs of restructuring | ***** | (3) |
| - Net capital surplus on the sale of long-term investments | **15** | 16 |
| | **(80)** | (64) |
| Share of exceptional items of associated companies after taxation | **4** | (54) |
| - Profit/(loss) on realisation of investments | **3** | (38) |
| - Investments written off and provisions | **-** | (29) |
| - Tax effect | **(1)** | 5 |
| - Other | **2** | 8 |
| Total – attributable to own members | **(76)** | (118) |

**Amount smaller than R500 000*

**ANNEXURE A**
**COMPOSITION OF HEADLINE EARNINGS**

| | | VenFin's share R million | |
|---|---|---|---|
| | **Effective % interest at 30 June 2002** | **Fifteen months 30 June 2002** | Twelve months 31 March 2001 |
| Tracker | **32.14** | **12** | - |
| Psitek | **33.09** | **11** | 1 |
| SAIL | **19.53** | **8** | 3 |
| Inala | **32.31** | **2** | 1 |
| Intervid | **17.40** | **(4)** | 1 |
| Other* | | **(25)** | (5) |
| | | **4** | 1 |
| Vodacom | **13.50** | **381** | 241 |
| R&V | **33.33** | **238** | 295 |
| | | **623** | 537 |
| Net interest | **100.00** | **112** | 60 |
| Corporate | **100.00** | **7** | 14 |
| Net management fees | **100.00** | **(35)** | (25) |
| **Headline earnings - reported** | | **707** | 586 |
| Adjusted for e-tv | **26.00** | **(95)** | (77) |
| **Pro forma headline earnings** | | **612** | 509 |

**Included is the loss (net of interest) attributable to Fibalogic (Proprietary) Limited amounting to R16 million (31 March 2001: R2 million).*

**ANNEXURE B**
**COMPOSITION OF NET ASSET VALUE PER SHARE (RAND)**

| | 30 June 2002 | | 31 March 2001 | |
|---|---|---|---|---|
| | **Book value** | **Valuations** | Book value | Valuations |
| Listed (1) | **3.72** | **5.27** | 2.40 | 3.67 |
| Unlisted (2) | **2.47** | **9.89** | 2.42 | 12.75 |
| R&V | **10.28** | **10.28** | 6.74 | 7.15 |
| Cash | **1.67** | **1.67** | 1.91 | 1.91 |
| **Total** | **18.14** | **27.11** | 13.47 | 25.48 |
| **Market price** | | **17.50** | | 17.05 |

*(1) Market value*
*(2) Directors' valuation*

Note:
In prior years the valuations of the unlisted investments were done internally on a conservative basis. The 30 June 2002 valuations of some of those investments were however based on the opinions of independent professional experts who were also used to perform capital gains tax valuations.

# COMMENTS

## INTRODUCTION

VenFin operates as an investment holding company focusing on technology-driven businesses. The group actively manages its investments through regular dialogue with other shareholders, directors and the management of the different enterprises.

VenFin's investments in unlisted fast-growing telecommunications and technology companies provide a low-risk entry point into dynamic new markets for shareholders.

VenFin's aim is to become a global investment company. It is building a series of formal and informal alliances with venture capitalists in major markets to broaden deal flow and to add to the global potential it offers to its investee companies.

## CHANGE IN YEAR-END

The group changed its year-end from 31 March to 30 June. The change was necessary to enable the group's service company, M&I Management Services (Proprietary) Limited, to deal with both VenFin's and Remgro Limited's financial year-ends without incurring additional management costs by appointing additional financial staff.

## PRO FORMA HEADLINE EARNINGS

Due to the material effect that the equity accounted results of e-tv will have on the results of VenFin if the Independent Communication Authority approves the conversion of the loan to equity, the pro forma headline earnings are presented on the basis that the attributable portion of e-tv's loss is accounted for as a loss in an associated company and not as an exceptional item.

## FINANCIAL REVIEW OF INVESTMENTS

The headline earnings of the group on a pro forma basis for the fifteen months increased by 20.5% from 97.5 cents to 117.5 cents per share.

The increase in earnings must be assessed taking the composition of the group's earnings into account.

The group's main sources of earnings were: Vodacom Group (Proprietary) Limited (Vodacom) (13.5% interest), which contributed approximately 54% to group headline earnings, the associated company R&V Holdings Limited (R&V) (33.3% interest), which contributed over 33% to headline earnings, and interest received from other cash resources.

In spite of the redeployment of cash into new investments, net interest received on cash in South Africa and abroad amounted to R112 million (31 March 2001 - twelve months period: R60 million) in the fifteen months under review.

Other investments performed as expected in difficult market conditions, with a pro forma headline loss of R91 million (31 March 2001 – twelve months period: R76 million loss). The majority of these investments is in an early development stage and expected to contribute to the group's earnings only over the medium to long term.

A provision of R267 million was made for the impairment of goodwill and investments in respect of Camus (an investment of R&V, an associated company of VenFin), iTouch, eCompany and Fundamo to reflect potential risks associated with investments in a start-up phase. This is consistent with the management of VenFin's prudent approach and is in keeping with the belief that above-average returns will be enjoyed and sustained in the long term.

## OPERATIONAL REVIEW OF INVESTMENTS

**Associated companies**

***Vodacom***

Vodacom again performed very well with a 38.0% increase in headline earnings to R2 438 million and an EBITDA margin (earnings before interest, tax, depreciation and amortisation) of 34.9% for its year ended 31 March 2002. Due to the change in VenFin's year-end, it has equity accounted Vodacom's results for the fifteen months ended 30 June 2002. Vodacom's headline earnings for the three months from 1 April 2002 to 30 June 2002 was R387 million.

***R&V***

The income of R&V consists mainly of interest earned on cash and on the Alexander Forbes Limited bond.

The decrease in the earnings of R&V is mainly attributable to lower interest rates and less cash, as well as non-recurring income earned in the previous year.

An analysis and detailed composition of the performance of the various investments appears in Annexures A and B and a full operational review of all investments can be found in the group's 2002 annual report.

## INVESTMENTS

*The most important changes in VenFin's investment portfolio for the three months since the last interim report were as follows:*

**FRS Financial Reporting Solutions (Proprietary) Limited (FRS)**
During May 2002 VenFin invested an additional R4 million in FRS. At 30 June 2002, the interest in FRS was 41.4%. In terms of the shareholders' agreement, VenFin's interest will dilute to 33.3% if certain milestones are met by FRS.

**Fundamo (Proprietary) Limited (Fundamo)**
During June 2002 VenFin invested a further R2.2 million in Fundamo. At 30 June 2002, the interest was 37.6%.

**R&V**
R&V made the following investment:

**VHF Technology SA (VHF)**
During January 2002 a loan of CHF1 million was granted to VHF. An additional CHF0.5 million loan was granted during June 2002. These loans are interest free and repayable at the latest by 31 March 2003. Should the loans not be repaid by this date, they are convertible into shares in VHF.

**Buy-back of VenFin shares**
During March 2002, VenFin's wholly-owned subsidiary, VenFin Securities (Proprietary) Limited, acquired 3 800 000 ordinary VenFin shares for a total amount of R69.8 million. During June 2002 a further 3 600 000 shares were acquired for R67.2 million. These transactions did not have a material effect on earnings or earnings per share.

***Subsequent to the year-end:***

**Fibalogic (Proprietary) Limited (Fibalogic)**
VenFin has entered into discussions with third parties regarding the possible disposal of its interest in Fibalogic.

**GenuOne Incorporated (GenuOne)**
VenFin approved an additional investment of $4 million in GenuOne.

**Vodacom**
On 29 August 2002 it was announced that VenFin had entered into discussions with Hosken Consolidated Investments Limited (HCI) regarding the purchase of HCI's 5% interest in Vodacom. VenFin will issue further announcements as appropriate.

## EXCHANGE RATE DIFFERENCES
Positive exchange rate differences arising on translation of offshore assets to SA rand at 30 June 2002 amounted to R2 296 million and was credited directly to reserves.

## ACCOUNTING POLICIES
The annual financial statements are prepared on the historical cost basis in accordance with South African Statements of Generally Accepted Accounting Practice and incorporate policies which have been consistently applied and correspond with those of the previous year in all respects.

The annual financial statements have been audited by PricewaterhouseCoopers Inc. and their unqualified audit report is available for inspection at the registered office of the Company.

## PROSPECTS

In line with our investment strategy, new equity investments will impact negatively on earnings in the short term as a result of the loss of interest income on cash invested.

We also expect that the current uncertain investment market will continue in the foreseeable future. The conservative financing model that VenFin has always used is now bearing fruit and ensures that developing group companies are able to continue their business in spite of the slowdown in the market.

We have strengthened our investment evaluation capability through the appointment of further investment professionals and are already reaping the benefits of this decision.

VenFin has a strong cash position and is well placed to continue investing in businesses that show strong potential. Our due diligence processes in respect of new investments take the change in market risk and conditions into account and amend valuations accordingly.

We are confident that our strategy of taking a long-term view on investments will continue to serve us well.

## DIVIDENDS

No dividend is proposed for the fifteen months ended 30 June 2002.

Signed on behalf of the Board of Directors.

**Johann Rupert**
*Chairman*

**Josua Malherbe**
*Chief Executive Officer/Deputy Chairman*

Stellenbosch
9 September 2002

## DIRECTORS AND ADMINISTRATION

**Directors**
Johann Rupert* *(Chairman),*
Josua Malherbe *(Deputy Chairman/Chief Executive Officer),*
Piet Beyers*, Jan Dreyer*, Jan Durand,
GT Ferreira*, John Newbury*
(*Non-executive)

**Secretary**
Mariza Lubbe

**Listing**
JSE Securities Exchange South Africa
*Sector*: Financial – Investment Companies

**American depositary receipt (ADR) program**
Cusip number 759905508 ADR to ordinary share 1 : 1

**Depositary**
The Bank of New York, 620 Avenue of the Americas, New York NY 10011

**Business address and registered office**
Quantum Street, Techno Park, Stellenbosch 7600
(P O Box 456, Stellenbosch 7599)

**Transfer Secretaries**
Computershare Investor Services Limited, 41 Fox Street,
Johannesburg 2001 (P O Box 61051, Marshalltown 2107)

**Auditors**
PricewaterhouseCoopers Inc.
Stellenbosch

**Sponsor**
Rand Merchant Bank Corporate Finance

**www.venfin.com**